PAA Natural Gas Storage, L.P.
333 Clay Street, Suite 1500
Houston, Texas 77002
March 2, 2010
By Facsimile and EDGAR
H. Christopher Owings
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 3561
Washington, D.C. 20549

Re:	PAA Natural Gas Storage, L.P. Registration Statement on Form S-1 Filed January 25, 2010 File No. 333-164492
Dear Mr. Owings:
          On February 23, 2010, PAA Natural Gas Storage, L.P. (“we” or the “Partnership”), received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above-referenced filing (the “Comment Letter”).
          Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 (“Amendment No. 1”) to our Registration Statement on Form S-1 (File No. 333-164492) (the “Registration Statement”). For your convenience, we have hand delivered three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 marked to show all changes made since the initial filing of the Registration Statement.
          We have repeated in bold each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response. All references to page numbers and captions correspond to Amendment No. 1, unless otherwise specified.
          With respect to comments #4 and #21, we are simultaneously sending the Staff a supplemental response containing information and materials responsive to these comments.

Registration Statement on Form S-1
General
COMMENT:

1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A of Regulation C. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and related information based on a bona fide estimate of the public offering within that range, as well as all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C. When you complete the filing by filling in the blanks, please note that we may have additional comments.

RESPONSE:

We acknowledge the Staff’s comment and will undertake to provide in future amendments all information in the Registration Statement that we are not entitled to omit under Rule 430A. This information will be provided in a manner which provides the Staff with adequate time for review prior to the distribution of the preliminary prospectus for marketing purposes.

COMMENT:

2.	Throughout your filing you state that you and your general partner were formed in January 2010. However, throughout your filing you also state that PAA became your sole owner on September 3, 2009 and that you “continued as the same legal entity” after such transaction. Please revise your disclosure to clarify the year in which you were formed and the manner in which control or ownership of you has changed since your formation.

RESPONSE:

Plains All American Pipeline, L.P. (“PAA”) and its joint venture partner, Vulcan Capital, acquired our natural gas storage business in 2005 (through PAA/Vulcan Gas Storage, LLC (“PVGS”) and its subsidiaries) and the business has been continuously operated by PAA since that time. In September 2009, PAA acquired Vulcan Capital’s 50% interest in PVGS and PVGS became a wholly owned subsidiary of PAA at that time. As part of a restructuring in preparation for our initial public offering, PAA formed both us and our general partner, PNGS GP LLC, in January 2010 and, concurrent with the closing of our initial public offering, PAA will contribute the equity interests in the entities that own its natural gas storage business to us (currently PVGS and its subsidiaries). A description of the contribution transactions is contained in “Summary — Formation Transactions and

Partnership Structure” on page 9 of Amendment No. 1. We have also included additional disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Overview” on page 81 of Amendment No. 1 to further clarify.

COMMENT:

3.	Please confirm that you have complied with the amendments to Items 401, 402 and 407 of Regulation S-K that are effective February 28, 2010, as applicable. Refer to SEC release no. 33-9089.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 1 to fully comply with Items 401, 402 and 407 of Regulations S-K. Please see “Management — Board Leadership Structure and Roll in Risk Oversight” on page 128 and “Management — Directors and Executive Officers of Our General Partner” on pages 128 to 130 and “Management — Relation of Compensation Policies and Practices to Risk Management” on page 134. Please also see our responses to Comment Nos. 22, 23 and 24.

COMMENT:

4.	We note your use of demographic and industry statistics. In this regard, to the extent you have not done so, disclose whether this information is based upon management’s belief, industry data, reports/articles or any other source. If the statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please disclose the source of the information in your filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon. For example, we note the following statements:
▪	“Pine Prairie has a total current working gas storage capacity of 14 Bcf in two caverns... making it one of the largest high-deliverability salt-cavern natural gas storage facilities in North America.” (page 2)

▪	“Bluewater is located in the State of Michigan, which contains more natural gas storage capacity than any other state in the U.S. ...” (page 3)

▪	Plains All American Pipeline, L.P. is “the fourth largest publicly traded master limited partnership as measured by equity market capitalization.” (pages 7 and 112)
Please note that these are only examples.

RESPONSE:

We acknowledge the Staff’s comment and are simultaneously sending the Staff a supplemental response containing information and materials responsive to this comment.

COMMENT:

5.	Please provide pro forma financial statements for PAA Natural Gas Storage, L.P. as if 1) the formation transactions to be effected at the closing of this offering and 2) the purchase transaction that occurred on September 3, 2009 (hereinafter the PAA Ownership Transaction) had taken place on the most recent balance sheet date, in the case of the pro forma balance sheet, or as of January 1,2009 in the case of the pro forma statements of operations. The pro forma effects of items 1) and 2) should be presented in separate columns. If you believe such pro forma financial information is not required, please explain why. Refer to Article II of Regulation S-X.

RESPONSE:

We acknowledge the Staff’s comment and have provided, beginning on page F-2 of Amendment No. 1, pro forma financial statements for PAA Natural Gas Storage, L.P. as requested. We have also added columns reflecting the pro forma financial information to both the “Summary Historical Financial and Operating Data” section on page 20 and the “Selected Historical Financial Operating Data” section on page 78.

Prospectus Summary, page I
COMMENT:

6.	Please revise this section to limit the information to a brief overview of the key aspects of the offering. Currently much of the information presented is reiterated elsewhere in the filing or is not related to the key aspects of the offering.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 1 to delete some duplicative information and narrow the focus of the information presented in the Summary to include only what we believe to be the key aspects of the offering. Please see pages 1 to 7.

COMMENT:

7.	Where you discuss Pine Prairie, please describe the “diverse group of customers” that Pine Prairie has attracted, similar to the type of disclosure you have provided with respect to Bluewater.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 1 to describe Pine Prairie’s customers. Please see page 2.

Our Competitive Strengths, page 6
COMMENT:

8.	If you choose to highlight your company’s competitive strengths in the summary, please balance that disclosure with a discussion of the principal competitive challenges or risks facing the company.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 1 to include in the summary of the Registration Statement a discussion of the principal competitive challenges or risks facing the company. Please see pages 7 to 9.

The Offering, page 12
COMMENT:

9.	Please provide a description or, at the very least a cross-reference, to the “certain operational and financial conditions” that trigger conversion of the Series B subordinated units.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 1 to include a cross reference to the “certain operational and financial conditions” that are detailed elsewhere in the Registration Statement. Please see page 13.

Summary Historical Financial and Operating Data. page 19
Non-GAAP and Segment Financial Measures, page 20
COMMENT:

10.	Where you present distributable cash flows here and in Selected Historical Financial and Operating Data on page 77, please either repeat or include a cross reference to the disclosures on page 52 regarding the limitations on cash distributions and your ability to change your cash distribution policy. Also clarify that distributable cash flow does not reflect actual cash on hand that is available for distribution to unitholders.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 1 to include the requested cross reference, as well as to clarify that distributable cash flow does not reflect actual cash on hand that is available for distribution to unitholders. Please see page 22 and note (3) on page 80.

Risk Factors, page 23
COMMENT:

11.	In the risk factor, “We are a subsidiary of PAA under its debt instruments ...” please clearly state whether your ability to take certain actions, including incurring certain types of indebtedness, is prohibited and under what circumstances such actions will be prohibited. Your indication that there “may be prohibit[ions]” is vague.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 1 to include the requested disclosure. Please see pages 36 and 96.

Dilution, page 51
COMMENT:

12.	Please provide disclosures to give a dilutive effect to the underwriters’ 30-day option to purchase additional common units.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 1 to add disclosure regarding the non-dilutive effect of the underwriters’ 30-day option to purchase additional common units. Please see page 52. Because proceeds from the issuance of the over-allotment option will be used to redeem an equal number of common units from our sponsor, the exercise of the over-allotment option will not have a dilutive effect on our unitholders.

Our Cash Distribution Policy and Restrictions on Distributions, page 52
General, page 52
COMMENT:

13.	Please explain to us why your tables of Unaudited Pro Forma Distributable Cash Flow for the Year Ended December 31, 2009 and Minimum Estimated Distributable Cash Flow for the Twelve Months Ending June 30, 2011 are focused on Distributable Cash Flow as opposed to Available Cash.

RESPONSE:

We acknowledge the Staff’s comment. As described elsewhere in the Registration Statement, “distributable cash flow” as used in our partnership agreement is designed to adjust net income for items that do not impact the level of cash we have available for distribution to our unitholders. Distributable cash flow is also designed to measure the amount of our cash generated by our operations (as opposed to cash generated from capital sources) in order to determine whether we have earned the right to convert our subordinated units into common units pursuant to the Partnership Agreement. While our definition of distributable cash flow is generally intended to track our generation of cash on a quarterly basis, we do not expect it to precisely match our actual cash on hand, or available cash, at the end of each quarter. Available cash is defined in our partnership to include cash on hand at the end of a quarter, less cash reserves specified by our general partner, plus certain working capital borrowings made after the end of the quarter. The tabular presentations within the section entitled “Our Cash Distribution Policy and Restrictions on Distributions” are intended to reflect our available cash from distributable cash flow on both a one-year look-back and one-year look-forward basis. Accordingly, we have revised the disclosure in Amendment No. 1 so that the tables are more appropriately labeled and described as our “Unaudited Pro Forma Available Cash from Distributable Cash Flow” for the Year Ended December 31, 2009 and “Unaudited Minimum Estimated Available Cash from Distributable Cash Flow” for the Twelve Months Ending June 30, 2011. As you will note in the table of “Unaudited Minimum Estimated Available Cash from Distributable Cash Flow” on page 60 of our original filing and page 61 of Amendment No. 1, we have a line item for “Cash reserves” which represents the estimated cash reserves that will be established by our general partner in calculating available cash for the periods presented. Please see pages 58 and 61.

COMMENT:

14.	Please revise note (7) to the table on page 57 to make it transparent to readers how you arrived at pro forma cash interest expense. In doing so, clarify that the pro forma amount was calculated based on historical borrowings at current interest rates or, if calculated differently, explain to us why your calculation is appropriate.

RESPONSE:

We acknowledge the Staff’s comment. Prior to the distribution of the preliminary prospectus, we anticipate that we will have entered into our new credit facility. The rate used in calculating the pro forma cash interest expense is meant to be representative of the anticipated rate under our new credit facility and will be updated prior to distributing the preliminary prospectus with the actual rate fixed by the final terms of the new credit facility. We have revised the disclosure in Amendment No. 1 to clarify how we have arrived at the pro forma cash interest expense. Please see page 59.

COMMENT:

15.	Please revise note (10) to the table on page 57 and note (5) to the table on page 60 to disclose the material covenants you expect to be included in your new credit agreement, including the amount or limit required for compliance with the covenants, if known.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 1 to include the requested disclosure. Please see note (5) on page 62. Note (10) to the table on page 58 has been deleted.

Unaudited Minimum Estimated Distributable Cash Flow, page 60
Assumptions and Considerations. page 61
Our Capital Expenditures, page 63
COMMENT:

16.	Please reconcile for us your disclosure that expansion capital expenditures were $90 million for the year ended December 31, 2009 to the audited statements of cash flows for the periods of January 1, 2009 to September 2, 2009 and September 3, 2009 to December 31, 2009.

RESPONSE:

We acknowledge the Staff’s comment and have included below a reconciliation of our disclosure that expansion capital expenditures were $90 million for the year ended December 31, 2009 to the audited statements of cash flows for the period of January 1, 2009 through September 2, 2009 and September 3, 2009 through December 31, 2009.

	January 1, 2009	September 3, 2009	January 1, 2009
	through	through	through
	September 2, 2009	December 31, 2009	December 31, 2009
		(in thousands)
Additions to property and equipment (from face of cash flow statements)	$47,542	$19,301	$66,843
Cash paid for base gas (from face of cash flow statements)	11,193	4,366	15,559
Maintenance capital expenditures (reported in Note 10 to the financial statements)	(384)	(320)	(704)
Changes in accrued capital expenditures (from face of the cash flow statements)	1,534	1,008	2,542
Paid-in-kind capitalized interest (reported under the “Property and Equipment” subheading in Note 2 to the financial statements)	—	5,362	5,362

Total expansion capital expenditures:	$59,885	$29,717	$89,602
Our Financing, page 63
COMMENT:

17.	Please disclose the basis for the interest rate used in computing estimated interest expense, i.e., committed or current interest rates.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 1 to explain that the weighted average rate of 4% was derived from a forecast of LIBOR rates during the period plus the margin expected under our new credit facility. Please see page 64.

Management’s Discussion and Analysis of Financial Condition and Results of Operations. Page 78
Results of Operations. page 83
COMMENT:

18.	Please tell us your consideration of whether the discussion of the results of operations and financial condition set forth in the audited financial statements for the predecessor period of January 1, 2009 through September 2, 2009 and the successor period of September 3, 2009 through December 31, 2009 should be supplemented by a discussion based upon pro forma financial information for the year ended December 31, 2009 giving effect to the PAA Ownership Transaction. We believe such additional discussion would be meaningful to investors, but do not believe the supplemental discussions based on S-X Article II pro forma financial information should be presented with greater prominence than the discussion of the audited historical financial statements.

RESPONSE:

We acknowledge the Staff’s comment and have provided, beginning on page 87 of Amendment No. 1, a discussion of our results of operations and financial condition based upon pro forma financial information for the year ended December 31, 2009, giving effect to the PAA Ownership Transaction, our initial public offering and the associated debt financing.
Liquidity and Capital Resources, page 90
COMMENT:

19.	Item 303(A)(1) and (2) of Regulation S-K state that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or are reasonably likely to impact your liquidity in any material way, as well as any material changes in the mix or relative cost of your capital resources. Given recent economic trends and conditions, including recent trends in the credit markets, please expand your disclosure to address the current and potential future impact of these trends and conditions on your liquidity and capital resources. Please also discuss the impact that the price of natural gas will have on your operations.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 1 to add a new subsection entitled “Potential Impact of Recent Economic and Financial Market Trends” to the “Liquidity and Capital Resources” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This new subsection discusses our assessment of current economic trends and conditions and their impact on our business. In addition, we have included disclosure in this section addressing the impact that the price of natural gas will have on our operations. Please see pages 96 to 97.
Commitments. page 93
COMMENT:

20.	Please add a note to the table of contractual obligations explaining why repayment of the PAA Note and related interest is not shown as payable until 2014. In this regard, we note your disclosure on pages F-20 and F-21 that the PAA Note is a demand note with a waiver stating that PAA will not demand payment during the year ended December 31, 2010.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 1 to include the requested disclosure. Please see note (1) on page 98.

Natural Gas Storage Industry, page 97
COMMENT:

21.	Please provide independent supplemental materials, with appropriate markings and page references in your response, supporting the statements you make here and elsewhere in your prospectus that are attributable to the EIA.

RESPONSE:

We acknowledge the Staff’s comment and are simultaneously sending the Staff a supplemental response containing information and materials responsive to this comment.
Management page 122
22.	Please provide the disclosure required by Item 407(a) with respect to the directors of your general partner.

RESPONSE:

We acknowledge the Staff’s comment and undertake to provide the disclosure required by Item 407(a) with respect to the directors of our general partner when it becomes available. Our general partner’s board of directors does not yet have any independent members. Please see page 127 for a discussion of our plans to appoint independent directors.

Directors and Executive Officers of Our General Partner. page 123
COMMENT:

23.	We note the first full paragraph on page 125. Please discuss the specific qualifications for each director on an individual, as opposed to on an aggregate, basis. Refer to Item 40l(e)(1) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 1 to discuss the specific qualifications for each director on an individual, as opposed to on an aggregate, basis. Please see pages 129 to 130.

COMMENT:

24.	Please provide the disclosure required by Item 402(s) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 1 to include additional information required by Item 402(s) of Regulation S-K. Please see “— Relation of Compensation Policies and Practices to Risk Management” on page 134.

Compensation Discussion and Analysis, page 127
COMMENT:

25.	You mention that your reimbursement for the compensation of your executive officers is governed by the omnibus agreement. Clarify whether you expect you will have your own executive officers and, if not, whether your general partner’s executive officers will devote time to you and your general partner and, if so, how much.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 1 to include additional clarification. Please see page 130.

Security Ownership of Certain Beneficial Owners and Management, page 129
COMMENT:

26.	In the second table please include the disclosure required by Item 403 of Regulation S-K with respect to beneficial owners of more than 5% of the outstanding voting securities of PAA.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 1 to include the requested disclosure. Please see pages 135 to 136.

Certain Relationships and Related Party Transactions, page 130
Related Party Transactions. page 132
COMMENT:

27.	Please revise to discuss the $451 million of Intercompany indebtedness that is outstanding to PAA to which you make reference elsewhere in your registration statement.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 1 to include the requested disclosure. Please see page 140.

COMMENT:
28.	Please provide the disclosure required by Item 404(b) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 1 to include the disclosure required by Item 404(b) of Regulation S-K. Please see page 140.

Conflicts of Interest and Fiduciary Duties, page 134
COMMENT:

29.	The disclosures on pages 134-139 of situations in which conflicts of interest could arise appear to constitute additional risk factors. To the extent these disclosures constitute material risk factors of the company, please move them to the Risk Factors section and provide a cross-reference to them as necessary to facilitate your discussion of potential conflicts of interest.

RESPONSE:

We acknowledge the Staff’s comment. To the extent that the situations in which conflicts of interest could arise constitute material risk factors of the company, we believe such risks are discussed in the Risk Factors subsection entitled “Risks Related to Conflicts of Interest.” Please see pages 42 to 45.

Financial Statements. page F-1
PAA Natural Gas Storage. LLC Financial Statements. page F-4
Consolidated Statements of Cash Flows, page F-7
COMMENT:

30.	With reference to FASB ASC 230, please explain why cash paid for base gas is presented as cash used in investing as opposed to operating activities.

RESPONSE:

We acknowledge the Staff’s comment. As defined in ASC 230-10-20, “Investing activities” include making and collecting loans and acquiring and disposing of debt or equity instruments and property, plant, and equipment and other productive assets. All of these assets are held for or used in the production of goods or services by the entity (other than materials that are part of the entity’s inventory). Investing activities exclude acquiring and disposing of certain loans or other debt or equity instruments that are acquired specifically for resale, as discussed in paragraphs 230-10-45-12 and 230-10-45-21.”

As further discussed in both Note 2 to our consolidated financial statements on page F-18 of Amendment No. 1 and in the Glossary of Terms included in Appendix B to the Registration Statement, base gas is the level of gas necessary to be maintained in our storage facilities in order for us to be able to meet our service obligations to our customers.

Our base gas, which we do not consider to be inventory and is reported separately as a component of noncurrent other assets on our consolidated balance sheet, is held for purposes of delivery of services to our customers and is a component essential to the functioning of our storage facilities. As a result, we believe that cash paid for base gas is properly presented as cash used in an investing activity, and that such presentation is consistent with the applicable guidance set forth in ASC 230.

COMMENT:

31.	Please disclose information about the financing activities during 2009 that affected the debt balances on the balance sheet but did not result in cash receipts or payments during the period. Refer to FASB ASC 230-10-50-3 (paragraph 32 of SFAS 95).

RESPONSE:

We have presented in the table below a roll-forward of our debt balance from December 31, 2008 to December 31, 2009:

Description	Amount	Presentation in consolidated financial statements
	(in thousands)
Beginning balance, third party long-term debt	$415,263	Presented on face of our consolidated balance sheet
Repayments on term loan agreement (1/1/09 to 9/2/2009)	(1,225)	Presented on face of our consolidated cash flow statement
Borrowings on revolving credit facility, net (1/1/09 to 9/2/2009)	29,500	Presented on face of our consolidated cash flow statement
Borrowings from parent (9/3/2009 to 12/31/2009)	2,400	Presented on face of our consolidated cash flow statement
Repayments on term loan agreement (9/3/2009 to 12/31/2009)	(25,213)	Presented on face of our consolidated cash flow statement
Paid in kind interest expense (9/3/2009 to 12/31/2009)	4,262	Presented on face of our consolidated statement of operations (non-cash)
Paid in kind capitalized interest expense (9/3/2009 to 12/31/2009)	5,362	Disclosed under the “Property and Equipment“ subheading in Note 2 (non-cash)
Accrued interest included in PAA payoff of PNGS facilities	2,581	Disclosed in Note 7 (non-cash)
Termination values of swaps paid by PAA and rolled into PAA Intercompany Note	17,593	Disclosed in Note 2, subheading “Derivative Instruments and Hedging Activities” (non-cash)

Ending balance (PAA Intercompany Note):	$450,523	Presented on face of our consolidated balance sheet

We have revised Note 2, under the subheading “Derivative Instruments and Hedging Activities” on page F-19 and Note 7 on page F-25 to clarify the non-cash treatment of amounts paid by PAA related to the termination of our interest-rate swap agreements and accrued interest paid by PAA at the time PAA extinguished our third party credit facilities and replaced them with a related party note due from us.

Notes to Consolidated Financial Statements. page F-8
Note 2. Summary of Significant Accounting Policies, page F-8
Goodwill and Other Intangible Assets. page F-10
COMMENT:

32.	Please tell us why the customer contracts and relationships and the NPI acquisition intangible assets were assigned no fair value in the PAA Ownership Transaction.

     The consummation of the PAA Ownership Transaction required us to remeasure our assets and liabilities and to re-value customer contracts as required by ASC 805. Based on the following factors, we determined that it was appropriate to assign no value to these customer contracts:
•	The contracts are non-cancellable, long-term and priced at average market rates;

•	There is a strong demand for natural gas storage;

•	Demand is based more on location than relationship; and

•	Management believes the contracts could be replaced on similar or more favorable terms expeditiously.
     Prior to the consummation of the PAA Ownership Transaction, there were no circumstances which warranted remeasuring our customer contracts at fair value as required by ASC 350-30-35-14. Even though there was no triggering event requiring such valuation, the undiscounted cash flows associated with these contracts would have exceeded their carrying value.
     Prior to the PAA Ownership Transaction, the NPI acquisition intangible asset represented amounts paid by us to acquire a net profits interest in our Bluewater facility that an unrelated party previously held in us. As such net profits interest was owned by us at the time of the PAA Ownership Transaction, this was no longer deemed to be a separately identifiable asset in the application of ASC 805 as a result of the PAA Ownership Transaction. As such, it was assigned no fair value.
Note 5. Related Party Transactions. page F-19
COMMENT:

33.	Please explain the extent to which costs reimbursed by you to PAA are specifically related to your operations. For all other expenses, please disclose the allocation method used along with management’s assertion that the method used is reasonable. Refer to Question 2 of SAB Topic 1:B1.

RESPONSE:

We acknowledge the Staff’s comment. With the exception of charges for personnel costs associated with shared services, all cost reimbursements to PAA from PNGS were attributable to costs specifically related to our operations. The amount for personnel costs associated with shared services was approximately $1 million for each period presented in our consolidated financial statements. We do believe that our results of operations are materially reflective of what our operations would have been had we operated on a stand-alone basis for all of the periods presented. With the exception of the aforementioned shared services, we were effectively operated and accounted for as a stand-alone entity during each of the periods presented in our consolidated financial statements.

We have revised the disclosure in Amendment No. 1 to include a breakdown of costs reimbursed to PAA by us between allocated costs and direct costs. Please see page F-23.

Note 8. Commitments and Contingencies, page F-21
Pine Prairie Project Sale and Lease, page F-22
COMMENT:

34.	Please explain how you are accounting for all aspects of the Pine Prairie Project sale and leaseback and related bond issuance, including your accounting for the retirement of the school bond previously issued by the counterparty in an unrelated transaction. Please be sure to address the basis in GAAP for the net presentation of amounts related to the revenue bond and lease obligations. Additionally, please tell us how you determined the fair value of the related tax abatement intangible asset that was recorded in conjunction with the PAA Ownership Transaction.

RESPONSE:

Our Pine Prairie Project Sale and Lease-back comprise a series of transactions entered into with the Parish of Evangeline, State of Louisiana (the “Parish”). These related transactions were entered into to allow PNGS to obtain certain ad valorem tax concessions in exchange for PNGS agreeing to develop and operate our Pine Prairie facility within the Parish’s taxing jurisdiction. The transactions were structured to facilitate the Parish providing to us such tax concessions in compliance with applicable laws and regulations. We have set forth below a brief summary of the elements of the transactions which are material to its financial presentation:
•	We purchased a $50 million revenue bond from the Parish. Such bond pays interest annually on May 1 of each year at a fixed rate of 0.5%, which results in annual interest income to us of $250,000.

•	After we purchased the revenue bond, the Parish purchased our Pine Prairie facility for $50 million.

•	In conjunction with the sale of Pine Prairie facility, we entered into a lease agreement with the Parish whereby we agreed to lease the facility back for a period of 15 years with an annual rental payment of $250,000 due on May 1 of each year. We also received an option enabling us to repurchase the Pine Prairie facility at anytime for $5,000.
While the form of these transactions indicates a sale-leaseback transaction, the transactions did not meet several of the requirements for sale-leaseback accounting as set forth in ASC 840 which would have resulted in the derecognition of the Pine Prairie facility from our consolidated financial statements and recognition of any profit or loss, as applicable. ASC 840 also states that sale-leaseback transactions which do not qualify for sale-leaseback accounting are required to be accounted for either according to the “deposit method” or as a financing. Based on the specific terms of our applicable transactions, we believe that application of either of these methods results in a substantially identical financial presentation.

The carrying value of the Pine Prairie facility is reflected within property and equipment on our consolidated balance sheet and is being depreciated over the applicable estimated useful lives of the various components of the facility in accordance with our stated depreciation policy. With regards to the $50 million paid to the Parish for the revenue bond (a long-term asset) and the $50 million sales proceeds (a long-term liability) received from the Parish, we have elected to report such amounts on a net basis in our consolidated financial statements, which we believe has been adequately disclosed in Note 8. Our basis for presenting such amounts on a net basis is consistent with the terms of the transactions in which (i) there was no net exchange of cash between PNGS and the Parish and (ii) we will not be entitled to return of principal paid for the revenue bond until we repay the sales proceeds to the Parish at the termination of the lease. Further, we have the option to repurchase the Pine Prairie facility from the Parish at any time for $5,000. Should we elect the purchase option, we are still obligated to return the sales proceeds to the Parish and the Parish would then retire our revenue bond. Accordingly, upon the termination of the lease agreement, there will be no net exchange of cash between PNGS and the Parish. The trustee handles amounts paid and received under the terms of the trust indenture. The revenue bond provides that it may only be repaid from proceeds under the lease agreement. Finally, in the event PNGS fails to make any required payment under the lease, the trustee has recourse only against the lessor, which is PNGS.

Given the nature of the transactions and the disclosures made in our consolidated financial statements, we do not believe our determination to report such amounts on a net basis has a material impact on our consolidated financial statements. We have applied a similar methodology with respect to the annual lease payment of $250,000 we make on the Pine Prairie facility and the annual interest income of $250,000 we receive on the revenue bond. Both amounts are accounted for on an accrual basis and presented on a net basis as a component of interest income in our consolidated statement of operations. Further, we believe reporting these amounts on a gross basis would be both inappropriate as well as potentially misleading to the users of the financial statements.

In addition to the above mentioned annual lease payment, we are obligated under the terms of the lease to make an annual payment in lieu of taxes, or “PILOT” payment beginning in 2010. The determination of the amount of the PILOT payment is as disclosed in Note 8. To date, we have not yet been required to make any PILOT payments. The ultimate determination of amounts we may be responsible for as PILOT payments is dependent on ad valorem inventory taxes collected by the Parish from customers of the Pine Prairie facility, which is information which has not been provided to us by the Parish. As such, we have accrued our best estimate of our anticipated PILOT payments incurred to date in our consolidated financial statements. We reflect this amount as a component of operating expenses in our consolidated statement of operations. As of December 31, 2009, we had approximately $500,000 accrued for estimated PILOT payments. This amount is reflected as a component of accrued income and other taxes in our consolidated balance sheet.

Under the terms of the lease agreement, we were obligated to make a payment to retire a school bond issued by the Parish in an unrelated transaction to which we were not a party. We made this payment of approximately $3.2 million when it became due in April of 2008. At the time of the transaction, it was our understanding that this provision was included in the lease agreement to compensate the local school district for the loss of tax revenues attributable to its share of the abated property taxes over the term of the lease agreement. As such, we accrued this obligation over the term of the lease as a component of operating expenses and recognized a prepaid asset at the time for the portion of the payment that we considered to be related to the remaining term of the lease. Subsequent to the April 2008 payment, we amortized this balance to operating expense on a ratable basis over the remaining term of the lease agreement. In conjunction with our parent gaining control of us in September 2009 and the application of purchase price accounting (and subsequent push-down to us), the remaining balance in prepaid assets related to the school bond retirement was effectively recapitalized as a component of the $23 million tax abatement intangible asset discussed in Note 8. The fair value of the tax abatement intangible asset was calculated as the present value of the reduction in future tax payments discounted at our weighted average cost of capital.

Item 13. Other Expenses of Issuance and Distribution, page II-1
COMMENT:

35.	Please specify, if true, that you will pay the expenses associated with the issuance and distribution contemplated by the registration statement.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we will pay the expenses associated with the issuance and distribution contemplated by the registration statement. We have revised the disclosure in Amendment 1 to specify that we will pay such expenses. Please see Page II-1.

Item 15. Recent Sales of Unregistered Securities, page II-1
COMMENT:

36.	Please confirm that the issuances described in this section were not made pursuant to a subscription, contribution or similar agreement or, if they were, file that agreement as an exhibit.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the issuances described in Item 15 were not made pursuant to a subscription, contribution or similar agreement.
Item 17, Undertakings, page II-2
COMMENT:

37.	Please provide the undertaking required by Item 5l2(a)(6) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment but, after reviewing the referenced requirement, do not believe that we are required to include the undertaking required under Item 512(a)(6) of Regulation S-K in the Registration Statement. Item 512(a) of Regulation S-K begins “Rule 415 Offering. Include the following [undertakings] if the securities are registered pursuant to Rule 415 under the Securities Act.” As the Registration Statement is not registering securities on a delayed or continuous basis pursuant to Rule 415, we do not believe that the undertaking is required.

Exhibits
COMMENT:

38.	We note that you have not filed most of your exhibits in connection with the Form S-1. We request that you file these exhibits as early in the process as possible so that we may have time to review them before you request that your registration statement become effective.

RESPONSE:

We acknowledge the Staff’s comment and will undertake to file exhibits in a timely manner so that the Staff may have adequate time to review them before we submit our request that the Registration Statement become effective.

COMMENT:

39.	Please file the 15-year agreement that commenced in January 2008, pursuant to which you leased back a portion of the Pine Prairie facility from the Industrial Development Board, as an exhibit to your registration statement, or tell us why you do not think you are required to do so.

RESPONSE:

We acknowledge the Staff’s comment and undertake to file, in due course, our agreement with the Industrial Development Board.

COMMENT:

40.	We note that several of the exhibits that you plan to file by amendment are “form of” agreements. Please confirm that the “form of” agreements that you plan to file will be consistent with Instruction 1 to Item 601 of Regulation S-K, and that any “form of” agreement that deviates from the final agreement in any way will be re-filed accordingly.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the “form of” agreements that we plan to file will be consistent with Instruction 1 to Item 601 of Regulation S-K, and that any “form of” agreement that deviates from the final agreement in any way will be re-filed accordingly.
*****
As requested by the Staff, the Partnership acknowledges the following:
•	The Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions or comments concerning these responses, please call Richard McGee, our Vice President – Legal and Business Development, at (713) 652-3655 or David P. Oelman at Vinson & Elkins L.L.P. at (713) 758-3708.

Sincerely,

PAA Natural Gas Storage, LP

By:	PNGS GP LLC,
its general partner

/s/ Al Swanson

Al Swanson Senior Vice President and Chief Financial Officer

cc:	David P. Oelman, Vinson & Elkins L.L.P.
D. Alan Beck, Vinson & Elkins L.L.P.